Blake Estes
Direct Dial: 212-210-9415
Email: blake.estes@alston.com



July 17, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:
BIP Evergreen Venture Fund (formerly known as Panoramic
Evergreen Venture Fund), et al.,
File No. 812-15405
Form APP WD/A Request for Withdrawal of Application

To Whom It May Concern:

I am writing on behalf of BIP Evergreen Venture Fund (formerly known as Panoramic Evergreen Venture Fund), et al. (collectively, the ?Applicants?) to request the withdrawal of the Applicants? exemptive application (File No. 812-15405) (the ?Application?) initially filed with the Securities and Exchange Commission (the ?Commission?) on November 8, 2022 and amended on May 1, 2023 and June 20, 2023 for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the ?1940 Act?) and Rule 17d-1 under the 1940 Act.

By this letter, the Applicants request that the Application be withdrawn and that the Commission take no further action with respect thereto.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 212-210-9415.

Very truly yours,
/s/ Blake E. Estes
Blake E. Estes, Esq.

cc:	Lisa Reid Ragen, Branch Chief
	Todd Knudson, Chief Compliance Officer, BIP Evergreen Venture
Fund





Laura J. Riegel
July 17, 2023
Page 1




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